UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

    [X] MERGER

    [ ] LIQUIDATION

    [ ] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer only questions I through 15, 24 and 25 of this form and complete verification at the end of the form.)

    [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note:
        Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund:

    First Trust Value Line R 100 Fund

3.  Securities and Exchange Commission File No.: 811-21336

4.  Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

    [ ] Initial Application          [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    120 East Liberty Drive
    Suite 400
    Wheaton, Illinois  60187

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

    William C. Hermann
    Chapman and Cutler LLP
    111 West Monroe Street
    Chicago, Illinois  60603
    (312) 845-3895

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

    First Trust Advisors L.P.
    120 East Liberty Drive
    Suite 400
    Wheaton, Illinois  60187
    (630) 765-8000


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NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

    8.  Classification of fund (check only one):

    [X]     Management company;

    [ ]     Unit investment trust; or

    [ ]     Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [ ]  Open-end          [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

    Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    First Trust Advisors L.P.
    120 East Liberty Drive
    Suite 400
    Wheaton, Illinois  60187

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    A.G. Edwards & Sons, Inc. (lead manager)
    One North Jefferson Ave.
    St. Louis, Missouri  63103

    Merrill Lynch, Pierce, Fenner & Smith Incorporated
    Raymond James & Associates, Inc.
    Robert W. Baird & Co. Incorporated
    Janney Montgomery Scott LLC
    McDonald Investments Inc., a KeyCorp Company
    RBC Dain Rauscher Inc.
    Ryan Beck & Co.
    Stephens Inc.
    Stifel, Nicolaus & Company, Incorporated
    Advest, Inc.
    BB&T Capital Markets, a division of Scott & Stringfellow
    Crowell, Weedon & Co.
    Fahnestock & Co. Inc.
    Ferris, Baker Watts, Incorporated
    J.J.B. Hilliard, W.L. Lyons, Inc.
    Wayne Hummer Investments LLC
    Huntleigh Securities Corporation

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    Legg Mason Wood Walker, Incorporated
    Mesirow Financial, Inc.
    Morgan Keegan & Company, Inc.
    David A. Noyes & Company
    SunTrust Capital Markets, Inc.
    U.S. Bancorp Piper Jaffray Inc.

13. If the fund is a unit investment trust ("UIT") provide:

    (a)  Depositor's name(s) and addressees):

    (b)  Trustee's name(s) and addressees):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [ ]  Yes     [X]  No

     If Yes, for each UIT state:
        Name(s):

        File No.: 811-______

        Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X]  Yes     [ ]  No

        If Yes, state the date on which the board vote took place:

        May 17, 2007

        If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X]  Yes     [ ]  No

        If Yes, state the date on which the shareholder vote took place:

        May 17, 2007

        If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X]  Yes     [ ]  No

    (a) If Yes, list the date(s) on which the fund made those distributions:

         June 15, 2007

    (b)  Were the distributions made on the basis of net assets?

         [X]  Yes     [ ]  No

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    (c)  Were the distributions made pro rata based on share ownership?

         [X]  Yes     [ ]  No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e)  Liquidations only:
         Were any distributions to shareholders made in kind?

         [ ]  Yes     [ ]  No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

    Has the fund issued senior securities?

    [ ]  Yes     [X]  No

    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

    [X]  Yes     [ ]  No

    If No,
    (a) How many shareholders does the fund have as of the date this form is filed?

    (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [ ]  Yes     [X]  No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

    [ ]  Yes     [X]  No

    If Yes,
    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    (b)  Why has the fund retained the remaining assets?

    (c)  Will the remaining assets be invested in securities?

         [ ]  Yes     [ ]  No

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21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

    [ ]  Yes     [X]  No

    If Yes,
    (a)  Describe the type and amount of each debt or other liability:

    (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a)  List the expenses incurred in connection with the Merger or
         Liquidation:

         (i)    Legal expenses:                                    $21,565.30

         (ii)   Accounting expenses:                                    $0.00

         (iii)  Other expenses (list and identify separately):

                      Press Releases:                                 $964.00

                      Printing:                                    $34,243.47

                      Proxy Solicitation:                          $42,267.34

         (iv)   Total expenses (sum of lines (i)-(iii) above):     $99,040.11

    (b)  How were those expenses allocated?

         Expenses were allocated to First Trust Advisors L.P.

    (c)  Who paid those expenses?

         All expenses were paid by First Trust Advisors L.P.

    (d)  How did the fund pay for unamortized expenses (if any)?

         Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ]  Yes     [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

    [ ]  Yes     [X]  No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

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25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ]  Yes     [X]  No

    If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a)  State the name of the fund surviving the Merger:

         First Trust Value Line (R) 100 Exchange-Traded Fund, a series of the First Trust Exchange-Traded Fund.

    (b) State the Investment Company Act file number of the fund surviving the Merger: 811-21774

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         The Plan of Reorganization has been filed with the commission on Form N-14 on March 21, 2007 for file number 333-140482.

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Trust Value Line R 100 Fund, (ii) he or she is the President of First Trust Value Line R 100 Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

                                      FIRST TRUST VALUE LINE R 100 FUND


                                      By  /s/ James A. Bowen
                                          ------------------------------
                                          James A. Bowen
                                          President

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